UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Dais Analytic Corporation
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

23302X104
(CUSIP Number)

Oliver Jimenez Chief Compliance Officer Platinum Management (NY) LLC 152 West 57th Street, 4th Floor New York, New York 10019 (212) 582-2222	With copies to: Tarter Krinsky & Drogin LLP Attn: James G. Smith 1350 Broadway New York, New York 10018 (212) 216-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23302X104

1	NAMES OF REPORTING PERSONS
Platinum-Montaur Life Sciences, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF	0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH	9,800,540 (see Item 5)
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH	0
	10	SHARED DISPOSITIVE POWER

	9,800,540 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,800,540 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.69% (see Item 5)
14	TYPE OF REPORTING PERSON
OO

CUSIP No. 23302X104

1	NAMES OF REPORTING PERSONS
Platinum Management (NY) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF	0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH	9,800,540 (see Item 5)
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH	0
	10	SHARED DISPOSITIVE POWER

	9,800,540 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,800,540 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.69% (see Item 5)
14	TYPE OF REPORTING PERSON
OO

CUSIP No. 23302X104

1	NAMES OF REPORTING PERSONS
Mark Nordlicht
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF	0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH	9,800,540 (see Item 5)
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH	0
	10	SHARED DISPOSITIVE POWER

	9,800,540 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,800,540 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.69% (see Item 5)
14	TYPE OF REPORTING PERSON
IN

This statement relates to the shares of Common Stock, $0.01 par value, (“Common Stock”) of Dais Analytic Corporation (the “Issuer”) beneficially owned by the Reporting Persons (as defined below) as of December 31, 2013, and amends and supplements the Schedule 13D originally filed on November 4, 2009, as amended from time to time (collectively, the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 2.	IDENTITY AND BACKGROUND.

The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are Platinum-Montaur Life Sciences, LLC, a Delaware limited liability company (“Platinum-Montaur”), Platinum Management (NY) LLC, a Delaware limited liability company (“Platinum Management”), and Mark Nordlicht.  Mr. Nordlicht, a United States citizen, is the Chief Investment Officer of Platinum Management and has voting and investment control of the securities held by Platinum-Montaur.

The shares of Common Stock and derivatives to acquire Common Stock beneficially owned by Platinum-Montaur are owned directly by Platinum-Montaur.  Platinum Management is the investment manager of Platinum-Montaur.  Mark Nordlicht has the indirect power to cause Platinum-Montaur to vote and dispose of the Issuer’s securities.  As a result, Platinum Management and/or Mr. Nordlicht may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be a beneficial owner of all the shares of Common Stock directly or indirectly held by Platinum-Montaur.  However, nothing in this Schedule 13D shall be construed as an admission that Platinum Management and/or Mr. Nordlicht is the beneficial owner of, and each of Platinum Management and Mr. Nordlicht has expressly disclaimed beneficial ownership of, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, any securities covered by this Schedule 13D held by any other person.

The principal business address of Platinum-Montaur, Platinum Management and Mr. Nordlicht is 152 West 57th Street, 4th Floor, New York, New York 10019.

ITEM 4.	PURPOSE OF TRANSACTION.

On October 29, 2012, the Issuer satisfied in full, thereby terminating, the Convertible Note.

On December 31, 2013, Platinum-Montaur transferred to a former portfolio manager of Platinum-Montaur 529,657 shares of Common Stock and the following warrants (each as defined below) (i) 450,000 shares of Common Stock underlying the 2007 Warrant, (ii) 149,850 shares of Common Stock underlying the 2009 Warrant, and (iii) 600,000 shares of Common Stock underlying the 2011 Warrant.

The Warrants provide for limitations so that at no time may Platinum-Montaur receive upon exercise of the Warrants if the number of shares of Common Stock to be issued pursuant to such exercise, when aggregated with all other shares of Common Stock owned by Platinum-Montaur at such time, would result in Platinum-Montaur beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) in excess of 9.99% (the “9.99% Blocker”) of the then issued and outstanding shares of the Issuer’s Common Stock outstanding at such time, except upon Platinum-Montaur providing the Issuer with at least 61 days’ prior written notice that Platinum-Montaur waives such limitations with regard to any or all shares of Common Stock issuable upon conversion of the Notes or exercise of the Warrants.

Except as indicated herein, Platinum-Montaur, as a stockholder of the Issuer, has no plan or proposal that related to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Platinum-Montaur may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

As of December 31, 2013, Platinum-Montaur beneficially owns 9,800,540 shares of Common Stock.  The 9,800,540 shares of Common Stock beneficially owned by Platinum-Montaur represent 9.69% percent of the outstanding shares of Common Stock.  The 9.69% ownership calculation was based on the 101,109,034 shares of Common Stock reported by the Issuer as being outstanding as of March 28, 2014 in the Form 10-K filed by the Issuer with the Securities and Exchange Commission on March 31, 2014.

The number of shares of Common Stock beneficially owned by Platinum-Montaur includes (i) 3,001,390 shares of Common Stock and (ii) except to the extent that the exercise thereof would be prohibited by the 9.99% Blocker (as defined above):

•	2,550,000 shares of Common Stock underlying a common stock purchase warrant exercisable at $0.25 per share and expiring on March 22, 2016 (the “2007 Warrant”);
•	849,150 shares of Common Stock underlying a common stock purchase warrant exercisable at $0.25 per share and expiring on March 22, 2016 (the “2009 Warrant”); and
•	3,400,000 shares of Common Stock underlying a common stock purchase warrant exercisable at $0.45 per share and expiring on March 22, 2016 (the “2011 Warrant”).

Except as set forth in Item 4 above, no other transactions with the Issuer’s Common Stock were effected by Platinum-Montaur during the past sixty days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth in Items 4 and 5 hereof, which are incorporated herein by reference, or as described in this Item 6, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) by Platinum-Montaur or any of the Reporting Persons, with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

See Exhibit Index appearing following the signature page hereto, which is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2014

Platinum-Montaur Life Sciences, LLC

By:	/s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

Platinum Management (NY) LLC

By:	/s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

/s/ MARK NORDLICHT
Mark Nordlicht

Number	Description

1.
Securities Amendment and Exchange Agreement by and between the Registrant and Platinum-Montaur Life Sciences, LLC dated as of March 22, 2011 (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with the Commission on March 28, 2011).

2.
Amended and Restated Convertible Promissory Note by and between the Registrant and Platinum-Montaur Life Sciences, LLC dated March 22, 2011 (incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K filed with the Commission on March 28, 2011).

3.	Form of Warrant by and between the Registrant and Investors dated 2007 and 2008. (incorporated by reference to Exhibit 10.3 of the Issuer’s Form 8-K filed with the Commission on March 28, 2011).

4.
Amendment to 2007 Warrant by and between the Registrant and Platinum-Montaur Life Sciences, LLC dated March 22, 2011(incorporated by reference to Exhibit 10.4 of the Issuer’s Form 8-K filed with the Commission on March 28, 2011).

5.
Amendment to 2009 Warrant by and between the Registrant and Platinum-Montaur Life Sciences, LLC dated March 22, 2011(incorporated by reference to Exhibit 10.5 of the Issuer’s Form 8-K filed with the Commission on March 28, 2011).

6.
Stock Purchase Warrant by and between the Registrant and Platinum-Montaur Life Sciences, LLC dated March 22, 2011 (incorporated by reference to Exhibit 10.6 of the Issuer’s Form 8-K filed with the Commission on March 28, 2011).

7.
Note and Warrant Purchase Agreement by and between the Registrant and Platinum-Montaur Life Sciences, LLC dated March 22, 2011 (incorporated by reference to Exhibit 10.7 of the Issuer’s Form 8-K filed with the Commission on March 28, 2011).

8.
Secured Convertible Promissory Note by and between the Registrant and Platinum-Montaur Life Sciences, LLC dated March 22, 2011 (incorporated by reference to Exhibit 10.8 of the Issuer’s Form 8-K filed with the Commission on March 28, 2011).

9.
Stock Purchase Warrant by and between the Registrant and Platinum-Montaur Life Sciences, LLC dated March 22, 2011 (incorporated by reference to Exhibit 10.9 of the Issuer’s Form 8-K filed with the Commission on March 28, 2011).

10.
Patent Security Agreement by and between the Registrant and Platinum-Montaur Life Sciences, LLC dated March 22, 2011 (incorporated by reference to Exhibit 10.10 of the Issuer’s Form 8-K filed with the Commission on March 28, 2011).

11.
Fourth Amendment to Unsecured Promissory Note from Platinum-Montaur, dated February 28, 2011 (incorporated by reference to Exhibit 4.26 of the Issuer’s Annual Report on Form 10-K, as filed March 31, 2011).

12.
First Amendment to Secured Convertible Promissory Note by and between Dais Analytic and Platinum-Montaur Life Sciences, LLC dated March 22, 2011 (incorporated by reference to Exhibit 4.40 of the Issuer’s Annual Report on Form 10-K, as filed March 30, 2012).

13.
Amendment to Amended and Restated Convertible Promissory Note by and between Dais Analytic Corporation and Platinum-Montaur Life Sciences, LLC dated March 22, 2012 (incorporated by reference to Exhibit 4.41 of the Issuer’s Annual Report on Form 10-K, as filed March 30, 2012).

14.
Forbearance Agreement by and between Dais Analytic Corporation and Platinum-Montaur Life Sciences, LLC dated June 15, 2012 (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with the Commission on June 21, 2012).

15.	Joint Filing Agreement (filed herewith).